ZARGON
ENERGY TRUST

2006 FIRST QUARTER REPORT

FINANCIAL & OPERATING HIGHLIGHTS

Zargon Energy Trust is pleased to report that strong operating results in the first quarter of 2006 provided cash flow from operations of $22.35 million ($1.17 per diluted trust unit), compared with $26.62 million ($1.40 per diluted trust unit) in the previous quarter and $17.48 million ($0.93 per diluted trust unit) in the first quarter of 2005.

Highlights from the three months ended March 31, 2006 are noted below:

- First quarter 2006 production averaged 8,812 barrels of oil equivalent per day, a new quarterly high and an increase of four percent from first quarter 2005 and two percent from the preceding quarter. The year-over-year production gains were in oil and liquids while natural gas volumes were essentially unchanged at 28.99 million cubic feet per day as active drilling and tie-in programs in the Alberta Plains and the West Central Alberta core areas were able to offset natural declines. Oil and liquids production rose to 3,981 barrels per day as a result of exploitation drilling in the Williston Basin core area in the second half of 2005. Production on a per million trust unit outstanding basis averaged 462 barrels of oil equivalent per day in the first quarter, two percent higher than the prior year's first quarter average and one percent higher than the 2005 fourth quarter level.

- Crude oil prices continued their strength with realized prices increasing nine percent compared to the first quarter of 2005 but decreasing four percent from the fourth quarter of 2005. Realized natural gas prices were 20 percent above first quarter 2005 but 29 percent below the record fourth quarter prices of 2005. Compared to the fourth quarter of 2005, revenue declined 19 percent and cash flow declined 16 percent primarily as a result of the reduction in commodity prices.

- The Trust declared three monthly cash distributions of $0.18 per trust unit in the 2006 first quarter for a total of $8.89 million. These distributions were equivalent to a payout ratio of 46 percent of the Trust's first quarter cash flow on a diluted trust unit basis, and due to the effect that the exchangeable shares do not receive distributions the distributions amounted to 40 percent of the cash flow from operations. Net capital expenditures were $15.19 million for the first quarter exploration and development program of 13.2 net wells with essentially no net property acquisitions. As at March 31, 2006, the Trust's balance sheet remains very strong with a net debt to annualized cash flow ratio at 0.3 times.

(unaudited)	Three Months Ended March 31, 2006	2005	Percent Change
FINANCIAL			
Income and Investments ($ million)			
Petroleum and natural gas revenue	**40.94**	34.12	20
Cash flow from operations	**22.35**	17.48	28
Cash distributions	**8.89**	6.60	35
Net earnings	**11.92**	5.14	132
Net capital expenditures	**15.19**	10.69	42
Per Unit, Diluted			
Cash flow from operations ($/unit)	**1.17**	0.93	26
Net earnings ($/unit)	**0.72**	0.32	125
Cash Distributions ($/trust unit)	**0.54**	0.42	29
Balance Sheet at Period End ($ million)			
Property and equipment, net	**260.77**	227.01	15
Bank debt	**26.64**	18.23	46
Unitholders' equity	**151.04**	133.11	13
Total Units Outstanding at Period End (million)	**19.13**	18.71	2
OPERATING			
Average Daily Production			
Oil and liquids (bbl/d)	**3,981**	3,596	11
Natural gas (mmcf/d)	**28.99**	29.10	-
Equivalent (boe/d)	**8,812**	8,446	4
Equivalent per million total units (boe/d)	**462**	452	2
Average Selling Price (before risk management gain/loss)			
Oil and liquids ($/bbl)	**55.51**	50.79	9
Natural gas ($/mcf)	**8.07**	6.75	20
Wells Drilled, Net	**13.2**	11.7	13
Undeveloped Land at Period End (thousand net acres)	**368**	374	(2)

Notes: Throughout this report, the calculation of barrels of oil equivalent (boe) is based on the conversion ratio that six thousand cubic feet of natural gas is equivalent to one barrel of oil.

Cash flow from operations is a non-GAAP term that represents net earnings except for non-cash items. For a further discussion about this term, refer to the Management's Discussion and Analysis section in this report.

Total units outstanding include trust units plus exchangeable shares outstanding at period end. The exchangeable shares are converted at the exchange ratio at the end of the period.

Average daily production per million total units is calculated using the weighted average number of units outstanding during the period, plus the weighted average number of exchangeable shares outstanding for the period converted at the average exchange ratio for the period.

PRODUCTION

Natural gas production volumes averaged 28.99 million cubic feet per day in first quarter 2006, level with the corresponding period of 2005 and a five percent gain from the preceding quarter. New production came from the tie-in of wells from the 2005 West Central Alberta exploration program at Highvale, Pembina and at selected properties in the Peace River Arch.

Oil and liquids production of 3,981 barrels per day in the 2006 first quarter showed an 11 percent increase over the 2005 first quarter and a one percent decline from the preceding quarter. The year-over-year gains came from Williston Basin exploitation initiatives in the 2005 third and fourth quarters that provided high rate horizontal production wells at the Pinto, Saskatchewan plus the Haas and Truro, North Dakota properties.

CAPITAL EXPENDITURES*(1)*

During the first quarter of 2006, Zargon drilled 14 gross wells (13.2 net) that delivered 8.2 net natural gas wells, 3.0 net oil wells and 2.0 net dry holes for an 85 percent success ratio. Natural gas wells drilled in the first quarter include 3.9 net wells at Pembina in the West Central Alberta core area and 3.0 net wells at the Ukalta property of the Alberta Plains. The three Williston Basin oil wells included vertical and horizontal oil wells at Elswick, Saskatchewan plus one Bakken oil well in Manitoba.

Following spring break-up, Zargon will commence a modest drilling program with two horizontal wells and one vertical well programmed for North Dakota, plus five natural gas exploratory targets primarily in the Alberta Plains. Later in the summer, Zargon will return to the field with a very active drilling program focused on Williston Basin oil exploitation, Alberta Plains shallow natural gas development and West Central Alberta natural gas exploration at the Pembina, Peace River Arch and Highvale properties.

Despite record high Crown land sale prices in the first quarter, Zargon continued to selectively purchase Crown sale parcels and acquired eight thousand net acres of land that offset expiries and increased Zargon's undeveloped land inventory slightly from year end to 368 thousand net acres at March 31, 2006. Transaction prices in the first quarter's property market continued to set unprecedented highs and Zargon did not complete any material acquisitions in the quarter. In order to capture the property market's enthusiasm, Zargon is currently marketing three higher operating cost properties with a combined 115 barrels per day of oil production. The proceeds from these property dispositions will be redirected to expand our fall Alberta Plains multi-well shallow gas development programs.

GUIDANCE*(1)*

In the March 14, 2006 press release announcing the 2005 fourth quarter and full year results, Zargon reconfirmed 2006 full year production guidance of 8,600 barrels of oil equivalent per day, comprised of 27.60 million cubic feet per day of natural gas and 4,000 barrels of oil and liquids per day. This guidance was based on an exploration and development capital program of $45 million, and did not reflect any allowance for property sales or acquisitions. Reflecting flush production rates from new Williston Basin horizontal oil wells and the tie-in of fourth quarter 2005 West Central Alberta natural gas wells, the first quarter results of 8,812 barrels of oil equivalent per day (28.99 million cubic feet per day of natural gas and 3,981 barrels per day of oil and liquids) were slightly higher than the combined annual guidance levels. For the next two quarters, production is anticipated to drop slightly below the annual guidance levels due to the effect of both oil and natural gas initial flush production declines and due to the sale of minor non-core properties. By fourth quarter, improved rates are once again forecasted as new production is added from the summer/fall Williston Basin oil drilling program and from summer natural gas well tie-ins in West Central Alberta. Consequently, at this time Zargon reconfirms its 2006 guidance levels at 8,600 barrels of oil equivalent per day, a level which is now premised on an expanded $50 million exploration and development capital budget.

Last November, Zargon announced an increase in its base (sustainable) monthly distribution to $0.18 per unit, based on the underlying assumptions of production guidance of 8,600 barrels of oil equivalent per day and long term commodity prices of US $50 per barrel (WTI oil) and US $8 per mmbtu (NYMEX natural gas) with an inferred $0.84 Cdn./US dollar currency exchange rate assumption. Consistent with last year's practice, if and when commodity prices exceed these assumptions, Zargon will consider supplemental semi-annual distributions to reach our stated goal of distributing approximately 50 percent of the cash flows attributable to

unitholders. Our next supplemental distribution review date is scheduled for the June distribution that would be payable in mid-July. At this time, Zargon plans to continue with its base (sustainable) monthly distribution of $0.18 per trust unit, but it should be noted that the recent significant strengthening of the Canadian currency against the US dollar has negatively impacted our projected commodity prices in Canadian dollars for both natural gas and oil and the $0.18 per trust unit base distribution now reflects sustainable guidance levels with long term commodity price assumptions of US $55 per barrel (WTI oil), US $8 per mmbtu (NYMEX natural gas) and a $0.87 Cdn./US dollar currency exchange rate.

As in the past, production guidance levels do not include an allowance for property or corporate acquisitions that would be funded on an opportunistic basis by bank debt or possibly equity issues. Despite the current overheated acquisition market, the Trust will continue to seek opportunities to acquire underdeveloped oil properties, particularly in the Williston Basin and undeveloped natural gas prospective lands that provide the foundation for future exploration and development programs designed to deliver sustainable results.

(1) Please see comments on *"Forward-Looking Statements" in the MD&A* of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005. All amounts are in Canadian dollars unless otherwise noted. All references to "Zargon" or the "Trust" refer to Zargon Energy Trust.

In the MD&A, reserves and production are commonly stated in barrels of oil equivalent (boe) on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalent conversion method primarily applicable to the burner tip and does not represent a value equivalent at the wellhead.

The following are descriptions of non-GAAP measures used in this MD&A:

- *The MD&A contains the term "cash flow from operations" ("cash flow"), which should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Trust's financial performance. This term does not have any standardized meaning as prescribed by GAAP and therefore, the Trust's determination of cash flow from operations may not be comparable to that reported by other trusts. The reconciliation between net earnings and cash flow from operations can be found in the unaudited interim consolidated statements of cash flows in the unaudited interim consolidated financial statements. The Trust evaluates its performance based on net earnings and cash flow from operations. The Trust considers cash flow from operations to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. It is also used by research analysts to value and compare oil and gas trusts, and it is frequently included in published research when providing investment recommendations. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.*

- *Payout ratio equals cash distributions as a percentage of cash flow for the period. Payout ratio is a useful measure used by management to analyze the Trust's efficiency and sustainability.*

- *The Trust also uses the term "debt net of working capital". Debt net of working capital as presented does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable with the calculation of similar measures for other entities. Debt net of working capital as used by the Trust is calculated as bank debt and any working capital deficit excluding the current portion of unrealized risk management assets and liabilities.*

- *Operating netbacks equal total petroleum and natural gas revenue per boe plus realized risk management gains per boe, less realized risk management losses per boe, royalties per boe, and production costs per boe. Operating netbacks are a useful measure to compare the Trust's operations with those of its peers.*

- *Cash flow netbacks per boe are calculated as operating netbacks less general and administrative expenses per boe, interest and financing charges per boe, and capital and current income taxes per boe. Cash flow netbacks are a useful measure to compare the Trust's operations with those of its peers.*

References to "production volumes" or "production" in this MD&A refer to sales volumes.

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this report are as of May 11, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims, except as required by law, any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This MD&A has been prepared as of May 11, 2006.

SUMMARY OF SIGNIFICANT EVENTS IN THE FIRST QUARTER

- During the first quarter of 2006, the Trust realized cash flow from operations of $22.35 million and declared total distributions of $8.89 million ($0.54 per trust unit) to unitholders, resulting in a quarterly payout ratio of 40 percent of cash flow or 46 percent on a per diluted trust unit basis. For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

- Average field prices received (before risk management gains/losses) for oil and liquids declined to $55.51 per barrel and prices received for natural gas also declined to $8.07 per thousand cubic feet, a four percent and 29 percent decline, respectively from the fourth quarter of 2005. An active first quarter field program drove production up to a record 8,812 barrels of oil equivalent per day.

- During the first quarter of 2006, the Trust drilled 14 gross wells (13.2 net) with an 85 percent success rate. Total net capital expenditures were $15.19 million for the quarter.

- The Trust continues to maintain a strong balance sheet with a combined debt net of working capital of $28.39 million (excluding unrealized risk management assets and liabilities), which represents just under four months of the first quarter 2006 annualized cash flow.

FINANCIAL ANALYSIS

In the first quarter of 2006, Zargon reported relatively strong levels of petroleum and natural gas revenue and cash flow from operations. First quarter 2006 revenue of $40.94 million was 19 percent below the $50.26 million in fourth quarter 2005 and 20 percent above $34.12 million in first quarter 2005. An increase in production volumes of two percent from the previous quarter did not offset the commodity price decreases in the quarter, resulting in lower revenue despite record quarterly production volumes. Oil and liquids prices received averaged $55.51 per barrel before risk management gains/losses in first quarter 2006 compared to $50.79 in the 2005 first quarter and $57.58 in the preceding quarter, an increase of nine percent and a decrease of four percent, respectively. Reflecting industry trends, Zargon's crude oil field price differential from the Edmonton par price, decreased slightly to $13.45 per barrel in the first quarter of 2006 compared to $13.59 per barrel in the fourth quarter of 2005. Natural gas prices received averaged $8.07 per thousand cubic feet before risk management gains/losses in the first quarter of 2006, an increase of 20 percent over the 2005 first quarter prices but a 29 percent decline from the preceding quarter levels. The difference between the realized price received for natural gas and the benchmark AECO average daily price during the first quarter of 2006 widened primarily due to fixed price physical contracts (see note 9 to the interim unaudited consolidated financial statements) and also from Zargon receiving the AECO monthly index, which is set prior to the actual month of delivery, versus the AECO average daily index for approximately 26 percent of its natural gas production.

Pricing

Average For The Period	**Three Months Ended March 31,**		
	2006	2005	Percent Change
Natural Gas:			
NYMEX average daily spot price ($US/mmbtu)	**7.71**	6.42	20
AECO average daily spot price ($Cdn/mmbtu)	**7.50**	6.89	9
Realized price ($Cdn/mcf) (1)	**8.07**	6.75	20
Crude Oil:			
WTI ($US/bbl)	**63.48**	49.84	27
Edmonton par price ($Cdn/bbl)	**68.96**	61.45	12
Realized price ($Cdn/bbl) (1)	**55.51**	50.79	9

(1) Amounts are before risk management gain/loss.

Natural gas production volumes increased by five percent in first quarter 2006 to 28.99 million cubic feet per day from 27.73 million cubic feet per day in fourth quarter 2005 and were relatively unchanged from the 2005 first quarter. Oil and liquids production during the first quarter of 2006 was 3,981 barrels per day which is slightly below the 2005 fourth quarter amount of 4,030 barrels per day and 11 percent above the first quarter of 2005. The year-over-year increase in oil and liquids production is primarily due to the effect of a successful late 2005 Williston Basin core area drilling program. On a barrel of oil equivalent basis, Zargon produced 8,812 barrels of oil equivalent per day, which represents a two percent increase from the 8,651 barrels of oil equivalent per day in the fourth quarter of 2005 and a four percent increase when compared to the first quarter of 2005.

Production by Core Area

	Three Months Ended March 31,					
	2006			2005		
	Oil and Liquids (bbl/d)	**Natural Gas (mmcf/d)**	**Equivalents (boe/d)**	Oil and Liquids (bbl/d)	Natural Gas (mmcf/d)	Equivalents (boe/d)
Alberta Plains	**541**	**20.14**	**3,897**	541	19.58	3,804
West Central Alberta	**187**	**8.64**	**1,627**	198	9.21	1,733
Williston Basin	**3,253**	**0.21**	**3,288**	2,857	0.31	2,909
	3,981	**28.99**	**8,812**	3,596	29.10	8,446

Zargon's commodity price risk management policy uses forward sales, puts and costless collars for 20 to 35 percent of oil and natural gas working interest production in order to partially offset the effects of large price fluctuations. Because our risk management strategy is protective in nature and is designed to guard the Trust against extreme effects on cash flow from sudden falls in prices and revenues, upward price spikes tend to produce overall losses. Financial risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor the remaining contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. For financial risk management contracts entered into after December 31, 2004, the Trust considers these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for these contracts, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at the period end. Thus, the 2006 first quarter's relatively high oil and natural gas prices brought about a realized risk management loss of $1.36 million that compares to a $3.12 million realized loss in fourth quarter 2005 and a $0.79 million realized loss in first quarter 2005. The primary driver for these realized risk management losses was the high oil prices recorded in the quarter relative to the terms of the related risk management contracts in place during this period. The unrealized risk management gain for the first quarter of 2006 was $2.49 million compared to a $4.89 million gain in the preceding quarter and a $2.26 million loss in first quarter 2005. These unrealized risk management gains or losses reflect the change over the reporting period in the mark-to-market valuation of Zargon's future contracts as compared to the very volatile futures commodity market. Zargon's commodity risk management positions are fully described in note 9 to the unaudited consolidated interim financial statements.

Royalties, inclusive of Alberta Royalty Credit and Saskatchewan Resource Surcharge, totalled $9.02 million for the first quarter of 2006, a decrease of 22 percent from the preceding quarter and an increase of 12 percent from $8.04 million in the first quarter of 2005. The variations generally track changes in production, prices and volumes. As a percentage of gross revenue, royalty rates ranged from 23.5 percent in first quarter 2005 to 23.1 percent in fourth quarter 2005 and 22.0 percent in the first quarter of 2006. The lower royalty rates in the first quarter of 2006 compared to the first quarter of 2005 and to the fourth quarter of 2005 are a result of adjustments related to prior periods and are also due to the effect of revenue gains Zargon has achieved in the quarter from fixing a portion of its natural gas revenue on the AECO monthly pricing index versus the AECO average daily index. Zargon expects that its royalty rate will approximate 23.5 percent in 2006 based on current prices and production rates.

On a unit of production basis, production costs of $7.55 per barrel of oil equivalent in the first quarter of 2006 compare with $7.67 in the preceding quarter and $7.74 in the first quarter of 2005. The containment of the industry-wide trend to increased unit operating costs continues to be a key initiative for Zargon. The lower first quarter 2006 production costs on a unit of production basis are primarily due to relatively fixed well operating costs being allocated to higher flush production rates from new wells. As these new wells decline in production over the remainder of the year, a small increase of the Trust's per unit operating costs up to the $8.00 per barrel of oil equivalent level is anticipated.

Operating Netbacks

	Three Months Ended March 31,			
	2006		2005	
	Oil and Liquids ($/bbl)	**Natural Gas ($/mcf)**	Oil and Liquids ($/bbl)	Natural Gas ($/mcf)
Production revenue	**55.51**	**8.07**	50.79	6.75
Realized risk management gain/(loss)	**(3.61)**	**(0.03)**	(2.83)	0.05
Royalties	**(12.38)**	**(1.76)**	(11.67)	(1.63)
Production costs	**(10.21)**	**(0.89)**	(10.34)	(0.97)
Operating netbacks	**29.31**	**5.39**	25.95	4.20

Measured on a unit of production basis (net of recoveries), general and administrative expenses were $1.92 per barrel of oil equivalent in first quarter 2006 compared to $2.51 in the preceding quarter and $1.72 in the first quarter of 2005. The upward cost pressures on general and administrative expenses on a per unit of production basis are primarily due to increased staff costs and increased regulatory reporting costs. The per unit decline from fourth quarter 2005 was primarily due to 2005 year end performance-based compensation recorded in the fourth quarter of 2005.

Expensing of unit-based compensation in the first quarter of 2006 was $0.32 million, a 31 percent increase from the previous quarter reflecting a first quarter 2006 grant of unit rights. In response to an emphasis by securities regulators that fair value methodologies be used, new measurement techniques were developed in the 2005 first quarter. Transition in methodologies resulted in a relatively even year-over-year comparison of the quarterly expense, which was $0.33 million in the 2005 first quarter.

Zargon's borrowings are through its syndicated bank credit facilities. Interest and financing charges on these facilities in the first quarter were $0.31 million, $0.08 million higher than the previous quarter amount of $0.23 million and an increase of $0.13 million from $0.18 million in the first quarter of 2005. The primary reason for the increase on a year-over-year basis is the increase in first quarter 2006 average bank debt. The increase in bank debt resulted from an active first quarter capital program and the January 2006 payment of the supplemental cash distribution to unitholders declared in December 2005.

Capital and current income taxes decreased $0.21 million to $0.39 million from the fourth quarter of 2005 and $0.06 million when compared to the first quarter of 2005. Despite upward pressures on taxability on Zargon's United States operations, Zargon's consolidated capital and current income taxes declined as a result of declining rates and a prior period recovery of Canadian capital taxes in the amount of $0.28 million.

Trust Netbacks

($/boe)	Three Months Ended March 31, 2006	2005
Petroleum and natural gas revenue	**51.63**	44.90
Realized risk management loss	**(1.72)**	(1.04)
Royalties	**(11.38)**	(10.57)
Production costs	**(7.55)**	(7.74)
Operating netbacks	**30.98**	25.55
General and administrative	**(1.92)**	(1.72)
Interest and financing charges	**(0.39)**	(0.24)
Capital and current income taxes	**(0.49)**	(0.58)
Cash flow netbacks	**28.18**	23.01
Depletion and depreciation	**(12.85)**	(11.53)
Unrealized risk management gain/(loss)	**3.13**	(2.97)
Accretion of asset retirement obligations	**(0.39)**	(0.39)
Unit-based compensation	**(0.40)**	(0.43)
Unrealized foreign exchange gain/(loss)	**0.03**	(0.07)
Future income taxes recovery/(expense)	**(0.26)**	0.42
Earnings before non-controlling interest	**17.44**	8.04

Depletion and depreciation expense for the first quarter of 2006 decreased slightly by two percent to $10.19 million, compared to $10.36 million in the prior quarter, but increased 16 percent when compared to the first quarter of 2005 expense of $8.76 million. On a per barrel of oil equivalent basis, the depletion and depreciation rates were $12.85, $13.02 and $11.53 for the first quarter of 2006 and the fourth and first quarters of 2005, respectively. The primary reasons for the year-over-year expense increase are due to the increase in the property and equipment balance from the conversion of exchangeable shares due to the application of EIC-151, and also as a result of the third quarter 2005 production loss at a significant well in the West Central Alberta core area.

The provision for accretion of asset retirement obligations for the first quarter of 2006 was $0.31 million, relatively unchanged from $0.30 million in the fourth quarter of 2005 and five percent higher than the first quarter of 2005 expense of $0.29 million. The year-over-year change is due to changes in the estimated future liability for asset retirement obligations as a result of wells added through Zargon's drilling program.

The provision for future taxes was $0.21 million for the first quarter of 2006 compared to a provision for future taxes of $0.33 million in the prior quarter and a recovery of $0.32 million in the first quarter of 2005. Effectively, Zargon's future tax obligations are reduced as distributions are made from the Trust, and consequently it is anticipated that Zargon's effective tax rate will continue to be low.

According to the January 19, 2005 CICA pronouncement, EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts", Zargon Energy Trust must reflect the exchangeable securities issued by its subsidiary (Zargon Oil & Gas Ltd.) as a non-controlling interest. Prior to 2005, these exchangeable shares were reflected as a component of unitholders' equity. Accordingly, the Trust has reflected a non-controlling interest of $14.21 million on the Trust's consolidated balance sheet as at March 31, 2006. Consolidated net earnings have been reduced for net earnings attributable to the non-controlling interest of $1.91 million in the first three months of 2006. In accordance with EIC-151 and given the circumstances in Zargon's case, each redemption is accounted for as a step-purchase, which to date in 2006 resulted in an increase in property and equipment of $2.28 million, an increase in unitholders' equity by $2.06 million, and an increase in future income tax liability of $0.59 million. Cash flow was not impacted by this change. The cumulative impact to date of the application of EIC-151 has been to increase property and equipment by $38.49 million, unitholders'

equity and non-controlling interest by $38.19 million, future income tax liability by $10.07 million and an allocation of net earnings to exchangeable shareholders' of $9.77 million.

Cash flow from operations in first quarter 2006 of $22.35 million was $4.27 million, or 16 percent lower than the preceding quarter and $4.87 million, or 28 percent higher than the prior year first quarter. The decline in cash flow over the preceding quarter was primarily due to declining commodity pricing and the resulting decrease in revenue. With the prior year quarterly comparison, commodity prices received on a barrel of oil equivalent basis were 15 percent higher and production volumes were four percent higher. Cash flow on a per diluted unit basis was $1.17 for the first quarter of 2006, a 16 percent decrease from the prior quarter and a 26 percent increase from the first quarter of 2005 which tracks the changes in cash flow for the respective periods.

Net earnings of $11.92 million for the first quarter of 2006 were 32 percent below $17.45 million in the preceding quarter and 132 percent above $5.14 million in first quarter 2005. The net earnings track the cash flow from operations for the respective periods modified by non-cash charges which in the 2006 period include depletion and depreciation, unrealized risk management gains, future income taxes and non-controlling interest.

Capital Expenditures

	Three Months Ended March 31,	
($ million)	**2006**	2005
Undeveloped land	**1.20**	0.86
Geological and geophysical (seismic)	**1.00**	0.83
Drilling and completion of wells	**8.54**	6.27
Well equipment and facilities	**4.44**	2.11
Exploration and development	**15.18**	10.07
Property acquisitions	**0.31**	0.62
Property dispositions	**(0.30)**	-
Net property acquisitions	**0.01**	0.62
Total net capital expenditures	**15.19**	10.69

LIQUIDITY AND CAPITAL RESOURCES

Net capital expenditures of $15.19 million were 21 percent lower than the $19.12 million expended in the prior year fourth quarter which tends to be a very active quarter due to the fall drilling program. Net capital expenditures for the first three months of 2006 were allocated to Alberta Plains $4.26 million, West Central Alberta $6.68 million and Williston Basin $4.25 million. Field related drilling, completion and facility expenses of $12.98 million were 55 percent higher than the prior year's first quarter field related capital program. During the first quarter of 2006, 13.2 net wells were drilled compared to 15.3 net wells in the fourth quarter of 2005 and 11.7 net wells in the first quarter of 2005. Cash flow from operations in the 2006 first quarter of $22.35 million, proceeds from the exercise of trust unit rights of $1.01 million and the increase in bank debt of $16.30 million funded the capital program, the changes in working capital and the cash distributions to the unitholders. At March 31, 2006, the Trust continues to maintain a strong balance sheet with a combined debt net of working capital (excluding unrealized risk management assets and liabilities) of $28.39 million, which represents slightly less than four months of the first quarter 2006 annualized cash flow.

At May 11, 2006, Zargon Energy Trust had 16.509 million trust units and 2.341 million exchangeable shares outstanding. Assuming full conversion of exchangeable shares at the effective May 11, 2006, exchange ratio of 1.14004, there would be 19.178 million trust units outstanding. Pursuant to the trust unit rights incentive plan there are currently an additional 0.971 million trust unit incentive rights issued and outstanding.

Capital Sources

	Three Months Ended March 31,	
($ million)	**2006**	2005
Cash flow from operations	**22.35**	17.48
Changes in working capital and other	**(15.58)**	(5.00)
Change in bank debt	**16.30**	4.00
Cash distributions to unitholders	**(8.89)**	(6.60)
Issuance of trust units	**1.01**	0.81
Total capital sources	**15.19**	10.69

OUTLOOK

With a very strong balance sheet, 368 thousand net acres of undeveloped land and a promising project inventory, Zargon continues to be well positioned to meet its objectives as a sustainable trust. For 2006, Zargon is forecasting an average production rate of 8,600 barrels of oil equivalent per day. Although Zargon and its industry continue to enjoy a period of high commodity prices, Zargon intends to continue with the disciplined approach that has served the Trust well to date. The Trust will adhere to a focused strategy of exploring and exploiting our existing asset base while executing value-added property acquisitions, which if available, would be funded by bank debt or equity issues.

SUMMARY OF QUARTERLY RESULTS

	2005				**2006**
	Q1	Q2	Q3	Q4	**Q1**
Petroleum and natural gas revenue ($ million)	34.12	35.87	42.47	50.26	**40.94**
Net earnings ($ million)	5.14	6.48	6.30	17.45	**11.92**
Net earnings per diluted unit ($)	0.32	0.41	0.39	1.06	**0.72**
Cash flow ($ million)	17.48	19.01	21.85	26.62	**22.35**
Cash flow per diluted unit ($)	0.93	1.01	1.15	1.40	**1.17**
Cash distributions ($ million)	6.60	6.73	7.45	16.66	**8.89**
Cash distributions paid or declared per unit ($)	0.42	0.42	0.46	1.02	**0.54**
Net capital expenditures ($ million) *(1)*	10.69	10.96	13.91	19.12	**15.19**
Total assets ($ million)	245.20	253.75	264.44	277.86	**282.35**
Bank debt ($ million)	18.23	15.52	11.43	10.34	**26.64**
Average daily production (boe)	8,446	8,238	8,036	8,651	**8,812**
Average realized commodity price before risk management gain/loss ($/boe)	44.90	47.85	57.45	63.15	**51.63**
Cash flow netback ($/boe)	23.01	25.36	29.56	33.45	**28.18**

	2004			
	Q1	Q2	Q3	Q4
Petroleum and natural gas revenue ($ million)	27.70	30.96	32.41	32.90
Net earnings ($ million) (2)	5.54	5.54	4.22	5.33
Net earnings per diluted unit ($) (2)	0.30	0.29	0.28	0.34
Cash flow ($ million)	15.73	16.53	16.13	15.36
Cash flow per diluted unit ($)	0.84	0.88	0.87	0.82
Cash distributions ($ million)	-	-	4.27	6.43
Cash distributions paid or declared per unit ($)	-	-	0.28	0.42
Net capital expenditures ($ million)	9.77	7.61	23.64	15.25
Total assets ($ million) (2)	186.18	189.80	215.23	226.96
Bank debt ($ million)	3.67	-	9.77	14.23
Average daily production (boe)	7,889	8,150	8,405	8,440
Average realized commodity price before risk management gain/loss ($/boe)	38.59	41.75	41.91	42.36
Cash flow netback ($/boe)	21.91	22.28	20.86	19.78

(1) Amounts include capital expenditures acquired for cash and equity issuances.
(2) Certain comparative period numbers reflect retroactive restatements due to changes in accounting policies.

ADDITIONAL INFORMATION

Additional information regarding the Trust and its business operations, including the Trust's Annual Information Form for December 31, 2005, is available on the Trust's SEDAR profile at www.sedar.com.

"Signed" C.H. Hansen
President and Chief Executive Officer

Calgary, Alberta
May 11, 2006

ZARGON ENERGY TRUST

CONSOLIDATED BALANCE SHEETS

(unaudited) ($ thousand)	**March 31, 2006**	December 31, 2005
ASSETS		
Current		
Accounts receivable	**16,495**	21,835
Prepaid expenses and deposits	**2,779**	2,710
Unrealized risk management asset *(note 9)*	**2,308**	-
	21,582	24,545
Property and equipment, net *(note 3)*	**260,765**	253,315
	282,347	277,860
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**18,061**	30,570
Cash distributions payable	**2,966**	11,122
Unrealized risk management liability *(note 9)*	**3,579**	3,756
	24,606	45,448
Long term debt	**26,638**	10,339
Asset retirement obligations *(note 4)*	**16,111**	15,859
Future income taxes	**49,747**	48,928
	117,102	120,574
NON-CONTROLLING INTEREST		
Exchangeable shares *(note 2)*	**14,206**	12,673
UNITHOLDERS' EQUITY		
Unitholders' capital *(note 5)*	**74,938**	71,644
Contributed surplus *(note 5)*	**1,446**	1,347
Accumulated earnings	**131,689**	119,768
Accumulated cash distributions *(note 10)*	**(57,034)**	(48,146)
	151,039	144,613
	282,347	277,860

See accompanying notes.

ZARGON ENERGY TRUST

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

(unaudited) ($ thousand, except per unit amounts)	Three Months Ended March 31, 2006	 2005
REVENUE		
Petroleum and natural gas revenue	**40,943**	34,124
Unrealized risk management gain/(loss) *(note 9)*	**2,485**	(2,256)
Realized risk management loss *(note 9)*	**(1,361)**	(785)
Royalties	**(9,023)**	(8,035)
	33,044	23,048
EXPENSES		
Production	**5,987**	5,884
General and administrative	**1,523**	1,308
Unit-based compensation *(note 5)*	**319**	326
Interest and financing charges	**310**	184
Unrealized foreign exchange (gain)/loss	**(25)**	54
Accretion of asset retirement obligations *(note 4)*	**310**	294
Depletion and depreciation	**10,192**	8,764
	18,616	16,814
EARNINGS BEFORE INCOME TAXES	**14,428**	6,234
INCOME TAXES		
Current	**388**	444
Future (recovery)	**212**	(319)
	600	125
EARNINGS FOR THE PERIOD BEFORE NON-CONTROLLING INTEREST	**13,828**	6,109
Non-controlling interest – exchangeable shares *(note 2)*	**(1,907)**	(969)
NET EARNINGS FOR THE PERIOD	**11,921**	5,140
ACCUMULATED EARNINGS, BEGINNING OF PERIOD	**119,768**	84,399
ACCUMULATED EARNINGS, END OF PERIOD	**131,689**	89,539
NET EARNINGS PER UNIT *(note 6)*		
Basic	**0.73**	0.33
Diluted	**0.72**	0.32

See accompanying notes.

ZARGON ENERGY TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($ thousand)	Three Months Ended March 31, **2006**	 2005
OPERATING ACTIVITIES		
Net earnings for the period	**11,921**	5,140
Add (deduct) non-cash items:		
Non-controlling interest – exchangeable shares	**1,907**	969
Unrealized risk management (gain)/loss	**(2,485)**	2,256
Depletion and depreciation	**10,192**	8,764
Accretion of asset retirement obligations	**310**	294
Unit-based compensation	**319**	326
Unrealized foreign exchange (gain)/loss	**(25)**	54
Future income taxes (recovery)	**212**	(319)
	22,351	17,484
Asset retirement expenditures	**(230)**	(62)
Changes in non-cash working capital	**(4,675)**	(1,556)
	17,446	15,866
FINANCING ACTIVITIES		
Advances of bank debt	**16,299**	3,995
Cash distributions to unitholders	**(8,888)**	(6,604)
Exercise of unit rights	**1,014**	813
Changes in non-cash working capital	**(8,155)**	77
	270	(1,719)
INVESTING ACTIVITIES		
Additions to property and equipment	**(15,493)**	(10,685)
Proceeds on disposal of property and equipment	**300**	-
Changes in non-cash working capital	**(2,523)**	(3,462)
	(17,716)	(14,147)
CHANGE IN CASH, AND CASH END OF PERIOD	**-**	-

See accompanying notes.

ZARGON ENERGY TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006 and 2005 (unaudited)

1. BASIS OF PRESENTATION

The interim unaudited consolidated financial statements of Zargon have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods in computation as the consolidated financial statements for the fiscal year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required in the annual consolidated financial statements. The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Zargon Energy Trust annual report for the year ended December 31, 2005.

The Trust's principal business activity is the exploration for and development and production of petroleum and natural gas in Canada and the United States ("US").

2. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Zargon Oil & Gas Ltd. is authorized to issue a maximum of 3.66 million exchangeable shares. The exchangeable shares are convertible into trust units at the option of the shareholder based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the three months ended March 31, 2006, a total of 0.06 million exchangeable shares were converted into 0.07 million trust units based on the exchange ratio at the time of conversion. At March 31, 2006, the exchange ratio was 1.13319 trust units per exchangeable share.

Non-Controlling Interest – Exchangeable Shares

	Three Months Ended March 31, 2006	
(thousand, except exchange ratio)	**Number of Shares**	**Amount ($)**
Non-controlling interest exchangeable shares issued		
Balance, beginning of period	**2,402**	**12,673**
Earnings attributable to non-controlling interest	**-**	**1,907**
Exchanged for trust units at book value and including earnings attributed since beginning of period	**(61)**	**(374)**
Balance, end of period	**2,341**	**14,206**
Exchange ratio, end of period	**1.13319**	
Trust units issuable upon conversion of exchangeable shares, end of period	**2,653**	

Per EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts", if certain conditions are met, the exchangeable shares issued by a subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shareholders, less exchangeable shares (and related cumulative earnings) redeemed. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the cumulative share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

The effect of EIC-151 on Zargon's unitholders' capital and exchangeable shares is as follows:

($ thousand)	**Zargon Energy Trust Units**	**Zargon Oil & Gas Ltd. Exchangeable Shares**	**Total**
Balance, beginning of period	**71,644**	**12,673**	**84,317**
Issued on redemption of exchangeable shares at book value	**149**	**(149)**	**-**
Effect of EIC-151	**1,911**	**1,682**	**3,593**
Unit-based compensation recognized on exercise of unit rights	**220**	**-**	**220**
Unit rights exercised for cash	**1,014**	**-**	**1,014**
Balance at March 31, 2006	**74,938**	**14,206**	**89,144**

3. PROPERTY AND EQUIPMENT

	March 31, 2006		
($ thousand)	**Cost**	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum, natural gas properties and other equipment(1)	**406,419**	**145,654**	**260,765**

	December 31, 2005		
($ thousand)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum, natural gas properties and other equipment(1)	388,777	135,462	253,315

(1) As a result of shareholders redeeming exchangeable shares, property and equipment has cumulatively increased $38.49 million, $2.28 million relating to the first three months of 2006, $24.93 million relating to 2005 and $11.28 million relating to 2004. The effect of these increases has resulted in additional depletion and depreciation expense recorded in the first three months of 2006 of $1.40 million and $1.10 million for the same period in 2005.

4. ASSET RETIREMENT OBLIGATIONS

The following table reconciles Zargon's asset retirement obligation:

($ thousand)	Three Months Ended March 31, 2006	2005
Balance, beginning of period	**15,859**	14,390
Liabilities incurred	**171**	207
Liabilities settled	**(230)**	(62)
Accretion expense	**310**	294
Foreign exchange	**1**	5
Balance, end of period	**16,111**	14,834

5. UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of voting trust units.

Trust Units

(thousand)	Three Months Ended March 31, 2006 Number of Units	Amount ($)
Units issued		
Balance, beginning of period	**16,355**	**71,644**
Unit rights exercised for cash	**55**	**1,014**
Unit-based compensation recognized on exercise of unit rights	**-**	**220**
Issued on conversion of exchangeable shares	**69**	**2,060**
Balance, end of period	**16,479**	**74,938**

The proforma total units outstanding at March 31, 2006, including trust units outstanding, and trust units issuable upon conversion of exchangeable shares and after giving effect to the exchange ratio at the end of the period (see note 2) is 19.132 million units.

The following table summarizes information about the Trust's contributed surplus account:

Contributed Surplus

($ thousand)	Three Months Ended March 31, 2006
Balance, beginning of period	**1,347**
Unit-based compensation expense	**319**
Unit-based compensation recognized on exercise of unit rights	**(220)**
Balance, end of period	**1,446**

Trust Unit Rights Incentive Plan and Unit-based Compensation

The Trust has a unit rights incentive plan (the "Plan") that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 1.82 million unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10 percent of the aggregate number of issued and outstanding trust units of the Trust. At the time of grant, unit right exercise prices approximate the market price for the trust units. At the time of exercise, the rights holder has the option of exercising at the original grant price or the exercise price as calculated per the Arrangement. Rights granted under the Plan generally vest over a three-year period and expire approximately five years from the grant date. Zargon uses a fair value methodology to value the unit rights grants.

The assumptions made for unit rights granted for 2006 include a volatility factor of expected market price of 27.8 percent, a weighted average risk-free interest rate of 3.91 percent, a dividend yield of 7.22 percent and a weighted average expected life of the unit rights of four years, resulting in unit-based compensation expense of $0.32 million for the three months ended March 31, 2006.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the Plan with a corresponding increase in contributed surplus. The exercise of trust unit rights is recorded as an increase in trust units with a corresponding reduction in contributed surplus. Forfeiture of rights are recorded as a reduction in expense in the period in which they occur.

The following table summarizes information about the Trust's unit rights:

	Three Months Ended March 31, 2006	
	Number of Unit Rights (thousand)	Weighted Average Exercise Price ($)
Outstanding at beginning of period	915	22.80
Unit rights granted	126	29.93
Unit rights exercised	(55)	18.40
Unit rights cancelled	(15)	25.05
Outstanding at end of period	971	23.94
Unit rights exercisable at period end	346	22.16

6. WEIGHTED AVERAGE NUMBER OF TOTAL UNITS

Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the period. Diluted per unit amounts are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation. Diluted per unit amounts also include exchangeable shares using the "if-converted" method.

	Three Months Ended March 31,	
(thousand units)	2006	2005
Basic	16,435	15,578
Diluted	19,163	18,808

7. SEGMENTED INFORMATION

Zargon's entire operating activities are related to exploration, development and production of oil and natural gas in the geographic segments of Canada and the US.

($ thousand)	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Petroleum and Natural Gas Revenue		
Canada	**35,312**	29,457
United States	**5,631**	4,667
Total	**40,943**	34.124
Earnings Before Income Taxes		
Canada	**11,909**	4,696
United States	**2,519**	1,538
Total	**14,428**	6.234
Net Capital Expenditures		
Canada	**14,692**	10,643
United States	**501**	42
Total	**15,193**	10.685

($ thousand)	**March 31, 2006**	December 31, 2005
Total Assets		
Canada	**248,707**	244,416
United States	**33,640**	33,444
Total	**282,347**	277.860

8. SUPPLEMENTAL CASH FLOW INFORMATION

($ thousand)	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Cash interest paid	**368**	218
Cash taxes paid	**391**	444

9. FINANCIAL INSTRUMENTS

The Trust is a party to certain financial instruments that have fixed the price of a portion of its oil and natural gas production. The Trust enters into these contracts for risk management purposes only, in order to protect a portion of its future cash flow from the volatility of oil and natural gas commodity prices. The Trust has outstanding contracts at March 31, 2006 as follows:

Financial Contract Designated as a Hedge at March 31, 2006:

	Rate	Price	Range of Terms	Fair Market Value Gain/(Loss) ($ thousand)
Oil collar	200 bbl/d	$36.00 US/bbl Put $48.40 US/bbl Call	Apr. 1/06–Jun. 30/06	(406)

Financial Contracts Not Designated as Hedges at March 31, 2006:

	Rate	Price	Range of Terms	Fair Market Value Gain/(Loss) ($ thousand)
Oil swaps	200 bbl/d	$48.50 US/bbl	Apr. 1/06–Jun. 30/06	(404)
	300 bbl/d	$51.83 US/bbl	Apr. 1/06–Dec. 31/06	(1,653)
	300 bbl/d	$57.26 US/bbl	Jul. 1/06–Dec. 31/06	(790)
	500 bbl/d	$67.33 US/bbl	Jan. 1/07–Jun. 30/07	(265)
	200 bbl/d	$67.90 US/bbl	Jul. 1/07–Dec. 31/07	(75)
Oil collars	200 bbl/d	$40.00 US/bbl Put $49.05 US/bbl Call	Apr. 1/06–Jun. 30/06	(392)
	200 bbl/d	$52.00 US/bbl Put $78.95 US/bbl Call	Apr. 1/06–Dec. 31/06	-
	200 bbl/d	$55.00 US/bbl Put $78.05 US/bbl Call	Jul. 1/06–Dec. 31/06	-
Natural gas swaps	4,000 gj/d	$9.31/gj	Apr. 1/06–Oct. 31/06	2,110
	1,000 gj/d	$9.51/gj	Nov. 1/06–Mar. 31/07	17
Natural gas collars	1,000 gj/d	$9.50/gj Put $12.50/gj Call	Nov. 1/06–Mar. 31/07	15
	1,000 gj/d	$10.50/gj Put $13.18/gj Call	Nov. 1/06–Mar. 31/07	166
Net Fair Market Value, Financial Contracts Not Designated as Hedges				**(1,271)**

Physical Contracts at March 31, 2006:

	Rate	Price	Range of Terms	Fair Market Value Gain/(Loss) ($ thousand)
Natural gas fixed price	4,000 gj/d	$7.92/gj	Apr. 1/06–Oct. 31/06	919
	1,000 gj/d	$9.51/gj	Nov. 1/06–Mar. 31/07	17
Natural gas collars	1,000 gj/d	$8.50/gj Put $12.85/gj Call	Nov. 1/06–Mar. 31/07	-
	1,000 gj/d	$9.50/gj Put $13.50/gj Call	Nov. 1/06–Mar. 31/07	15
Total Fair Market Value, Physical Contracts				**951**

Oil swaps and collars are settled against the NYMEX pricing index, whereas natural gas swaps, collars, and puts are settled against the AECO pricing index.

Financial risk management contracts in place as at December 31, 2004 were designated as hedges for accounting purposes and the Trust continues to monitor these contracts in determining the continuation of hedge effectiveness. For these contracts, realized gains and losses are recorded in the statement of earnings as the contracts settle and no unrealized gain or loss is recognized. The realized losses for the first three months of 2006 were $1.36 million (2005 – $0.79 million). At March 31, 2006, an additional $0.41 million would have been required to settle the above designated hedge contracts. Contracts settled by way of physical delivery are recognized as part of the normal revenue stream. These instruments have no book values recorded in the interim consolidated financial statements.

For financial risk management contracts entered into after December 31, 2004, the Trust considers these contracts to be effective on an economic basis but has decided not to designate these contracts as hedges for accounting purposes and accordingly, for outstanding contracts not designated as hedges, an unrealized gain or loss is recorded based on the fair value (mark-to-market) of the contracts at the period end. The unrealized gain for the first three months of 2006 was $2.49 million and the unrealized loss for the first three months of 2005 was $2.26 million.

10. ACCUMULATED CASH DISTRIBUTIONS

During the three month period, the Trust paid or declared distributions to the unitholders in the aggregate amount of $8.89 million (2005 – $6.60 million) in accordance with the following schedule:

2006 Distributions	Record Date	Distribution Date	Per Trust Unit
January	January 31, 2006	February 15, 2006	$0.18
February	February 28, 2006	March 15, 2006	$0.18
March	March 31, 2006	April 17, 2006	$0.18

For Canadian income tax purposes, the distributions are currently estimated to be 100 percent taxable income to unitholders.

CORPORATE INFORMATION

Board of Directors

Craig H. Hansen
Calgary, Alberta

K. James Harrison (3) (4)
Oakville, Ontario

Kyle D. Kitagawa (1) (2)
Calgary, Alberta

James J. Lawson (1) (3)
Oakville, Ontario

John O. McCutcheon
Chairman of the Board
Vancouver, British Columbia

Jim Peplinski (2) (4)
Calgary, Alberta

J. Graham Weir (1) (2)
Calgary, Alberta

Grant A. Zawalsky (3) (4)
Calgary, Alberta

1 Audit Committee
2 Reserves Committee
3 Governance and Nominating Committee
4 Compensation Committee

Officers

Craig H. Hansen
President and Chief Executive Officer

Brent C. Heagy
Vice President, Finance and
Chief Financial Officer

Mark I. Lake
Vice President, Exploration

Daniel A. Roulston
Executive Vice President, Operations

Sheila A. Wares
Vice President, Accounting

Kenneth W. Young
Vice President, Land

Stock Exchange Listing

The Toronto Stock Exchange

Zargon Energy Trust
Trust Units
Trading Symbol: ZAR.UN

Zargon Oil & Gas Ltd.
Exchangeable Shares
Trading Symbol: ZOG.B

Transfer Agent

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Head Office

700, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 3B6
Telephone: (403) 264-9992
Fax: (403) 265-3026
Email: zargon@zargon.ca

Website

www.zargon.ca